MAV FARM. INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Mav Farm. INC
Los Angeles, California

We have reviewed the accompanying financial statements of Mav Farm. INC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2023
Los Angeles, California

MAV FARM INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	**2022**	**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 3,251	$ 39,945
Prepaids and Other Current Assets	54,846	54,930
Total Current Assets	**58,097**	**94,875**
Property and Equipment, net	1,049	1,311
Other Investments	2,039	6,567
Security Deposit	8,000	8,000
Total Assets	**$ 69,186**	**$ 110,753**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ -	$ 9,143
Credit Cards	-	5,136
Current Portion of Loans and Notes	350,000	250,000
Current Portion of Convertible Note	6,397,800	6,397,800
Other Current Liabilities	1,007,314	697,049
Total Current Liabilities	**7,755,114**	**7,359,128**
Promissory Notes and Loans	-	-
Convertible Note	-	142,627
Total Liabilities	**7,755,114**	**7,501,755**
STOCKHOLDERS EQUITY		
Common Stock	51	50
Shareholder Distribution	(41,920)	(1,000)
Additional Paid in Capital	113,944	2,335
Retained Earnings/(Accumulated Deficit)	(7,758,003)	(7,392,386)
Total Stockholders' Equity	**(7,685,928)**	**(7,391,002)**
Total Liabilities and Stockholders' Equity	**$ 69,186**	**$ 110,753**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
Net Revenue	$	146,001	$	-
Cost of Goods Sold		48,470		39,723
Gross profit		97,532		(39,723)
Operating expenses				
General and Administrative		245,474		1,682,532
Research and Development		15,564		31,592
Sales and Marketing		61,382		493
Total operating expenses		322,420		1,714,616
Operating Income/(Loss)		(224,888)		(1,754,339)
Interest Expense		283,899		278,962
Other Loss/(Income)		(143,171)		(20,414)
Income/(Loss) before provision for income taxes		(365,616)		(2,012,887)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(365,616)**	**$**	**(2,012,887)**

See accompanying notes to financial statements.

MAV FARM INC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Shareholder Distribution	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	5,065,713	**$ 50**	**$ -**	**$ 1,493**	**$ (5,379,500)**	**$ (5,377,957)**
Shareholder Distribution			$ (1,000)			$ (1,000)
Capital Contribution				**$ 972**		$ 972
Capital contribution						$ -
Net income/(loss)					$ (2,012,887)	$ (2,012,887)
Balance—December 31, 2021	5,065,713	**$ 50**	**$ (1,000)**	**$ 2,335**	**$ (7,392,386)**	**$ (7,391,002)**
Shareholder Distribution			$ (40,920)			$ (40,920)
Capital Contribution				$ 111,609		$ 111,609
Share issuance	54,395	$ 1				1
Net income/(loss)					$ (365,616)	$ (365,616)
Balance—December 31, 2022	**5,120,108**	**$ 51**	**$ (41,920)**	**$ 113,944**	**$ (7,758,003)**	**$ (7,685,928)**

See accompanying notes to financial statements.

MAV FARM INC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(365,616)	$	(2,012,887)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		262		328
Other Investments		4,528		3,433
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		84		(52,472)
Accounts Payable		(9,143)		9,143
Credit Cards		(5,136)		(889)
Other Current Liabilities		310,265		274,341
Security Deposit		-		(8,000)
Net cash provided/(used) by operating activities		**(64,757)**		**(1,787,003)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(1,639)
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**(1,639)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		70,689		(158)
Borrowing on Promissory Notes and Loans		100,000		-
Borrowing on Convertible Notes		(142,627)		1,397,627
Net cash provided/(used) by financing activities		**28,062**		**1,397,469**
Change in Cash		(36,694)		(391,173)
Cash—beginning of year		39,945		431,119
Cash—end of year	**$**	**3,251**	**$**	**39,945**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	283,899	$	278,962
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Mav Farm Inc was incorporated on December 02, 2016, in the state of Delaware. The financial statements of Mav Farm Inc (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Los Angeles, California.

Mav Farm Inc. is a digital media, fashion, and media commerce marketplace of the latest product and video drops rendered in a 3D representation of Earth, that serves over thirty thousand emerging and established content creators, consumers, and businesses to collaborate more directly, economically, and less intrusively than paid ads, e-commerce subscriptions and payment processing fees. Mav Farm Inc. charges marketplace merchants a commission on sales

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company’s cash and cash equivalents do not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Cpmputer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Mav Farm Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Cost of sales

Costs of goods sold predominantly include the cost of labor.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $61,382 and $493, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	54,846	54,930
Total Prepaids and Other Current Assets	**$ 54,846**	**$ 54,930**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Interest	970,038	686,139
Payroll Liabilities	26,681	314
Accrued Expenses	10,595	10,595
Total Other Current Liabilities	**$ 1,007,314**	**$ 697,049**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 14,942	$ 14,942
Property and Equipment, at Cost	**14,942**	**14,942**
Accumulated depreciation	(13,893)	(13,630)
Property and Equipment, Net	**$ 1,049**	**$ 1,311**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $262 and $328 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 Common Shares with no par value. As of December 31, 2022, and December 31, 2021, 5,120,108 and 5,065,713 Common Shares, respectively have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
Promissory Note - Carmen Ballve Lantero	$ 250,000	0.00%	10/1/2018	11/1/2019	$ -	-	$ 250,000	$ -	$ 250,000	$ -	$ -	$ 250,000	$ -	$ 250,000
Promissory Note - Jorge Moreno de Alboran	$ 100,000	5.00%	3/17/2022	3/17/2023	$ 5,000	3,959	$ 100,000	$ -	$ 100,000	$ -	$ -	$ -	$ -	$ -
PPP Loan- JPMorgan Chase Bank, National Association	$ 142,627	1.00%	2/1/2021	Forgiven on 6/23/2022	$ -	-	$ -	$ -	$ -	$ 1,426	$ 1,301	$ -	$ 142,627	$ 142,627
Total					**$ 5,000**	**$ 3,959**	**$ 350,000**	**$ -**	**$ 350,000**	**$ 1,426**	**$ 1,301**	**$ 250,000**	**$ 142,627**	**$ 392,627**

Property, Plant and Equipment Loan was forgiven as at June 23, 2022.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023		350,000
2024		-
2025		-
2026		-
Thereafter		-
Total	**$**	**350,000**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Carmen Ballve	$ 1,000,000	5.00%	07/28/2021	07/28/2022	50,000	71,370	1,000,000	-	1,000,000	-	-		$ -	
Allen Siegel and Madeleine Kassimir	$ 100,000	5.00%	06/22/2021	01/01/2022	5,000	7,630	100,000	-	100,000	-	-		$ -	
Carmen Ballve	$ 155,000	5.00%	05/07/2021	05/07/2022	7,750	12,803	155,000	-	155,000	-	-		$ -	
Carmen Ballve	$ 800,000	5.00%	11/11/2020	11/11/2021	40,000	85,479	800,000	-	800,000	12,493	45,479	800,000	$ -	800,000
Carmen Ballve	$ 600,000	5.00%	06/20/2020	06/20/2021	30,000	75,945	600,000	-	600,000	9,370	45,945	600,000	$ -	600,000
Carmen Ballve & Mateo Moreno de Alboran	$ 1,000,000	5.00%	01/10/2020	01/10/2021	50,000	148,767	1,000,000	-	1,000,000	28,219	98,767	1,000,000	$ -	1,000,000
Carmen Ballve	$ 250,000	5.00%	10/09/2019	10/09/2020	12,500	40,377	250,000	-	250,000	3,904	27,877	250,000	$ -	250,000
Antnoio Rodriguez-Arce and Maria Jose Ballve	$ 250,000	5.00%	10/09/2019	10/09/2020	12,500	40,377	250,000	-	250,000	3,904	27,877	250,000	$ -	250,000
Carmen Ballve	$ 250,000	5.00%	08/20/2019	08/05/2020	12,500	42,089	250,000	-	250,000	7,055	29,589	250,000	$ -	250,000
Constanza Echevarria	$ 50,000	5.00%	01/09/2019	01/09/2020	2,500	9,945	50,000	-	50,000	781	7,445	50,000	$ -	50,000
Carmen Ballve	$ 1,000,000	5.00%	11/30/2018	11/30/2019	50,000	204,384	1,000,000	-	1,000,000	15,616	154,384	1,000,000	$ -	1,000,000
Carmen Ballve	$ 100,000	5.00%	06/01/2018	06/01/2019	5,000	22,932	100,000	-	100,000	2,822	17,932	100,000	$ -	100,000
Jorge Moreno de Alboran	$ 50,000	5.00%	04/07/2018	10/31/2019	2,500	11,842	50,000	-	50,000	781	9,342	50,000	$ -	50,000
Carmen Ballve	$ 75,000	5.00%	02/06/2018	10/31/2018	3,750	18,380	75,000	-	75,000	1,171	14,630	75,000	$ -	75,000
Jorge Moreno de Alboran	$ 150,000	5.00%	09/27/2018	10/31/2018	7,500	31,973	150,000	-	150,000	2,342	24,473	150,000	$ -	150,000
Carmen Ballve	$ 150,000	5.00%	09/27/2018	10/31/2018	7,500	31,973	150,000	-	150,000	4,233	24,473	150,000	$ -	150,000
Allen Siegel and Madeleine Kassimir	$ 75,000	5.00%	04/25/2018	10/31/2018	3,750	17,579	75,000	-	75,000	1,171	13,829	75,000	$ -	75,000
Carmen Ballve	$ 171,400	5.00%	04/10/2017	10/31/2018	8,570	49,096	171,400	-	171,400	2,677	40,526	171,400	$ -	171,400
Jorge Moreno de Alboran	$ 171,400	5.00%	04/10/2017	10/31/2018	8,570	49,096	171,400	-	171,400	4,837	40,526	171,400	$ -	171,400
Total	**$ 6,397,800**				**$ 319,890**	**$ 972,036**	**$ 6,397,800**	**$ -**	**$ 6,397,800**	**$ 101,376**	**$ 623,092**	**$5,142,800**	**$ -**	**$ 5,142,800**

The convertible notes are convertible into common shares at a conversion price. The conversion price is defined as 80% of the price per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (109,100)	$ (616,728)
Valuation Allowance	109,100	616,728
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,380,548)	$ (1,271,448)
Valuation Allowance	1,380,548	1,271,448
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that

it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $4,626,503 and the Company had state net operating loss (“NOL”) carryforwards of approximately $4,626,503. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

From December 31, 2021, through December 31, 2022 there are no related party transactions to report.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 14, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $224,888, an operating cash flow loss of $64,757, and liquid assets in cash of $3,251, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.